EXHIBIT 99.2

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS, INC. ANNOUNCES PROPOSED REGISTERED OFFERING BY CONTINENTAL AIRLINES OF 5 MILLION
SHARES OF EXPRESSJET COMMON STOCK

HOUSTON, July 28, 2003 – ExpressJet Holdings, Inc. (ExpressJet) (NYSE: XJT), announced today that Continental Airlines, Inc. (Continental) (NYSE: CAL) has commenced a registered offering of an aggregate of 5,000,000 shares of ExpressJet common stock. These shares represent approximately 8% of the outstanding shares of ExpressJet common stock. Additionally, Continental has granted to the underwriters a 30-day option to purchase up to an additional 750,000 shares to cover over-allotments, if any. ExpressJet will not receive any of the proceeds from the sale of these shares by Continental.

Citigroup, Merrill Lynch & Co. and Morgan Stanley are serving as the joint book-running managers of this offering. A written prospectus meeting the requirements of section 10 of the Securities Act of 1933 may be obtained from Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Merrill Lynch & Co. at 250 Vesey Street, NY, NY, 10080 or Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, NY 10026, Attention: Syndicate Department.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common stock in any state in which any such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

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